CADWALADER

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August 12, 2015

Arthur C. Sandel, Esq.
Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: J.P. Morgan Chase Commercial Mortgage Securities Corp.
Draft ABS Registration Statement on Form SF-3
Submitted August 12, 2015
CIK No. 1013611

Dear Mr. Sandel:

We are counsel to J.P. Morgan Chase Commercial Mortgage Securities Corp. (the "Registrant") under the above-captioned draft registration statement (the "Registration Statement"). We have reviewed the remaining staff comment provided to me by Mr. Hughes Bates by telephone on August 11, 2015. For your convenience, the comment is repeated in italics below, followed by the Registrant's response.

We note that the deletion of "or trigger an Asset Review with respect to such Mortgage Loan" in the definition of Certificateholder on 213 of the form of prospectus and on page 18 of the form Pooling and Servicing Agreement. The deletion appears to have the effect of including the master servicer, the special servicer, the depositor any the mortgage loan seller or any affiliate of such party as part of the total interest in the pool for purposes of determining whether the requisite percentage of Certificateholders have called for a vote. The Asset Representations Reviewer shelf provision prohibits including interests held by affiliates of the sponsor or servicer in calculating the 5% of the total interest in the pool required to initiate a vote. Accordingly, please revise the definition of Certificateholder to clarify that for purposes of determining total interest in the pool in calculating the required percentage of Certificateholders to initiate a vote that the interest of sponsors or servicers or any affinities thereof are not included.

The Registrant has revised the Form SF-3 to address the comment.

David Burkholder Tel 704 348 5309 Fax 704 348 5200 david.burkholder@cwt.com

Arthur C. Sandel, Esq.
August 12, 2015

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

David S. Burkholder

cc   Kunal K. Singh
      Bianca A. Russo, Esq.
      Michael S. Gambro, Esq.
      Joo Kim, Esq.